AMENDED SCHEDULE A

DATED OCTOBER 1, 2021

to

EXPENSE LIMITATION AGREEMENT

DATED SEPTEMBER 9, 2019

FOR ULTIMUS MANAGERS TRUST

OPERATING EXPENSE LIMITS

Fund Name	Class	Maximum Operating Expense Limit*	Termination Date
Karner Blue Biodiversity Impact Fund	Butterfly	0.95%	September 30, 2022

* Expressed as a percentage of a Fund’s average daily net assets. This amount is exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the Fund, Acquired Fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business.

IN WITNESS WHEREOF, the parties hereto have executed this Schedule A as of the date first above written.

ULTIMUS MANAGERS TRUST	KARNER BLUE CAPITAL, LLC
By: /s/Todd E. Heim	By: /s/ Andrew Niebler

Name: Todd E. Heim	Name: Andrew Niebler
Title: President	Title: Executive Vice President